Exhibit 99.2

Blocklisting Six Monthly Return

London: Friday, June 29, 2018: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) announces the following blocklisting six monthly return:

1.	Name of applicant:	Hutchison China MediTech Limited
2.	Name of scheme:	(a)	Share Option Scheme conditionally adopted by Hutchison China MediTech Limited in 2005 (“2005 HCML Share Option Scheme”)
		(b)	Share Option Scheme conditionally adopted by Hutchison China MediTech Limited in 2015 (“2015 HCML Share Option Scheme”)
3.	Period of return:	From December 29, 2017 to June 28, 2018
4.	Balance under scheme from previous return:	(a)	2005 HCML Share Option Scheme: 304,999 ordinary shares of US$1 each
		(b)	2015 HCML Share Option Scheme: 1,000,000 ordinary shares of US$1 each
5.	The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	(a)	2005 HCML Share Option Scheme: Nil
		(b)	2015 HCML Share Option Scheme: 1,425,597 ordinary shares of US$1 each
6.	Number of securities issued/allotted under scheme during period:	(a)	2005 HCML Share Option Scheme: 85,646 ordinary shares of US$1 each
		(b)	2015 HCML Share Option Scheme: Nil ordinary shares of US$1 each
7.	Balance under scheme not yet issued/allotted at end of the period:	(a)	2005 HCML Share Option Scheme: 219,353 ordinary shares of US$1 each
		(b)	2015 HCML Share Option Scheme: 2,425,597 ordinary shares of US$1 each
8.	Number and class of securities originally listed and the date of admission:	(i)	2,560,606 ordinary shares of US$1 each admitted on June 26, 2007
		(ii)	1,000,000 ordinary shares of US$1 each admitted on June 20, 2016
		(iii)	1,425,597 ordinary shares of US$1 each admitted on April 27, 2018
9.	Total number of securities in issue at the end of the period:	66,532,683 ordinary shares of US$1 each
Name of contact:		Christian Hogg
Address of contact:		21/F., Hutchison House, 10 Harcourt Road, Hong Kong
Telephone number of contact:		+852 2121 8200

About Chi-Med

Chi-Med is an innovative biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products.  Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market.  Its Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 1).  For more information, please visit: www.chi-med.com.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President, Corporate Finance & Development	+852 2121 8200

U.K. & International Media Enquiries
Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile) anthony.carlisle@cdrconsultancy.co.uk

U.S. Based Media Enquiries
Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Susan Duffy, Solebury Trout	+1 (917) 499 8887 (Mobile) sduffy@troutgroup.com

Investor Relations
Xuan Yang, Solebury Trout	+1 (415) 971 9412 (Mobile) xyang@troutgroup.com
David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile) david.dible@citigatedewerogerson.com

Panmure Gordon (UK) Limited
Richard Gray / Andrew Potts	+44 (20) 7886 2500